Contact

www.linkedin.com/in/chrisstanchak (LinkedIn)
www.ticketleap.com (Company)
www.chrisstanchak.com (Personal)

Top Skills

E-commerce
Marketing
Venture Capital

Languages

German

Chris Stanchak

Starter of things
Austin, Texas, United States

Summary

I'm an entrepreneur living with my wife Jenny and our 3 kids (+ a dog) in Austin TX. I'm originally from South Jersey (right outside Philadelphia), but spent 10 years prior to Austin living in San Diego (where Jenny is from). As much as I love Austin, I sure do miss surfing. :)

I've always had a curious mind, so entrepreneurship was made for me. Some people dream of starting something, but can't seem to figure out what they want to do. I've never had that problem. In fact, the hardest thing for me is focusing on just one thing and not getting bored.

Work:
-Founded Loveseat
-Founded TicketLeap
-EIR at Startup San Diego
-Advised Venmo from inception
-Managed ecommerce for NHL, SpiritHalloween& Spencers
-Led educational technology at UPenn

Experience

Loveseat

Cofounder & CEO
July 2013 - Present (12 years 8 months)
Austin, Texas, United States

Loveseat.com is an online auction marketplace specializing in the sale of returned goods from major retailers like Wayfair and Overstock. Consumers can bid on and purchase a wide range of discounted furniture and home decor items, providing an opportunity to find unique pieces at significantly reduced prices.

Startup San Diego

Entrepreneur In Residence

August 2020 - September 2021 (1 year 2 months)

San Diego County, California, United States

Startup San Diego is a nonprofit organization dedicated to supporting the growth and development of the entrepreneurial ecosystem in the San Diego region. It aims to foster innovation by connecting entrepreneurs with resources, mentors, and investors through events, workshops, and networking opportunities. Startup San Diego is known for its flagship event, San Diego Startup Week, which brings together entrepreneurs, developers, and business leaders to celebrate and accelerate the vibrant startup culture in the city.

TicketLeap

14 years 11 months

Founder & Chairman

February 2013 - August 2017 (4 years 7 months)

Founder & CEO

October 2002 - February 2013 (10 years 5 months)

TicketLeap is an online ticketing platform that helps event organizers sell tickets and manage registrations. It features customizable event pages, social media integration, and real-time sales tracking, catering to events of all sizes.

I launched the company as an undergrad at Wharton as part of the Wharton VIP Program. Initial funding was $50k via an SBA loan. Once product market fit was reached, the company raised $8.5m in venture capital. TicketLeap was acquired by Patron Technology.

Venmo

Advisor

January 2009 - August 2012 (3 years 8 months)

Formal advisor to Venmo from inception to acquisition by Braintree in 2012.

Spencer's

Director of eCommerce

October 2006 - June 2007 (9 months)

SpencersOnline.com is an e-commerce site known for its eclectic range of products, including novelty items, gag gifts, and pop culture merchandise. It caters to a youthful audience looking for fun and unique items for parties, gifts, and personal enjoyment.

SpiritHalloween.com specializes in Halloween costumes, decorations, and accessories. It offers a wide variety of themed apparel and decor, making it a go-to destination for consumers seeking to celebrate Halloween and other costume-related events.

GSI Commerce, Inc.

1 year 10 months

Manager, Catalog & Direct Marketing

March 2006 - October 2006 (8 months)

I'm responsible for the company's direct marketing strategy & execution. I lead the group which manages the catalog businesses for the NHL, NFL, NASCAR, MLB & Timberland.

Online Business Manager

January 2005 - February 2006 (1 year 2 months)

I'm the online business manager for the NHL and 5 NFL teams. In this position I am managing all aspects of these partner's online merchandising business.

University of Pennsylvania

Senior Media Specialist

1999 - 2002 (3 years)

Responsible for creating various new media pedagogic applications.

Education

The Wharton School of The University of Pennsylvania

BBA, Dual Degree - Marketing / Management · (September 2001 - August 2003)

University of Pennsylvania - The Wharton School

BBA, Marketing & Management · (1999 - 2003)